UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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BHP Billiton Plc
Annual General
Meeting 2015

Disclaimer
Forward-looking statements
This presentation contains forward looking statements, including trends in commodity prices, strategies and objectives of management, future performance and future opportunities. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
Except as required by applicable regulations or by law, BHP Billiton does not undertake any obligation to publicly update or review any forward-looking statements whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Free cash flow and Net debt. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
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Jac Nasser
Chairman

Changes to the Board
Anita Frew
Shriti Vadera
Carlos Cordeiro
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Sir John Buchanan
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Forum on Corporate Responsibility
Greg Bourne1
Australia
Mick Dodson
Australia
Cristina Echavarria
Colombia
Tommy Garnett
Sierra Leone
Simon Longstaff
Australia
Yaa Ntiamoa-Baidu
Ghana
Ray Offenheiser
USA
Phil Vernon
United Kingdom
Changhua Wu
China
1. Term concluded 30 June, 2015
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Our Charter
Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low cost expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment
Andrew Mackenzie
Chief Executive Officer
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Respect
Performance
Simplicity
Accountability
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The global environment
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Commodity prices 2006 - 2015
Iron ore, Metallurgical coal, Energy coal, Crude oil (US$/unit)
Copper, Gas (US$/unit)
Iron ore Metallurgical coal Energy coal Crude oil Copper Gas
300
250
200
150
100
50
0
18
15
12
9
6
3
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
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Our unique portfolio
Iron Ore
Coal
Petroleum
Copper
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Focused on the fundamentals
Over the last 10 years, your company:
Achieved cumulative growth in Total Shareholder Returns of about 115% in Sterling
Generated operating cash flows of more than US$260 billion1
Sold US$8.5 billion of assets, as well as demerging South32
1. Based on total operations
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Global economies are going through a major transition
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Financial performance for FY2015
Delivered a solid set of operational results
Maintained sector leading margins1
Generated US$6.3 billion of free cash flow2
Reduced net debt by 5 per cent to US$24.4 billion
Invested in growth
1. Underlying EBITDA margins exclude exceptional items, third party trading and discontinued operations. Peer group comprises Rio Tinto, Anglo American and Vale.
2. Presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32
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Financial performance in FY2015
Long term credit rating Dividend per ordinary share
Standard & Poor’s
2015
2014
2013
2012
2011
A+
A+
A+
A+
Moody’s
2015
2014
2013
2012
2011
A1
A1
A1
A1
A1
US cents
150
100
50
0
116
FY2013
121
FY2014
124
FY2015
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Our economic contribution
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Economic contribution and payments to governments
Report 2015
BHP Billiton is committed to being a leader in further enhancing disclosure and transparency.
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Our broader contribution
Suppliers
Employees
Shareholders and investors
Government payments
Community contribution
US$16.1 billion
US$4.9 billion
US$7.2 billion1
US$7.3 billion
US$225 million2
Total economic contribution US$35.7 billion3
Community
1. Shareholders and investors includes US$6.6 billion of dividends attributable to members of the BHP Billiton Group and US$0.6 billion of interest expense.
2. Community contribution includes cash, and in-kind support transferred directly to communities and administrative costs (US$142 million) and funds transferred to BHP Billiton Foundation for which communities are the future beneficiaries (US$83 million). Includes payments made by equity accounted investments and operations demerged to form South32.
3. The total economic contributions made during the financial year ended 30 June 2015 of US$35.7 billion is determined by combining total payments to governments of US$7.3 billion (determined on a cash paid basis), payments to suppliers of US$16.1 billion, employee expenses of US$4.9 billion, distributions to shareholders and investors of US$7.2 billion (determined on an accruals basis) and community contribution of US$225 million.
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Climate Change: Portfolio Analysis
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Climate Change:
Portfolio Analysis
1. Our perspective on climate change
2. Our action on climate change
3. Our approach to portfolio management
4. Portfolio impacts in a 2°C world
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Ongoing energy demand
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Role of our commodities
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The best long life assets in the best locations
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Our people
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Andrew Mackenzie
Chief Executive Officer

Health and safet
y are paramount
Total Recordable Injury Frequency (TRIF)1

6
4
2

0
FY2011 FY2012 FY2013 FY2014 FY2015
Our overriding commitment is to ensuring the safety of our people, and respecting our environment and the communities in which we work.
1. Number of recordable injuries per million hours worked, presented on a total operations basis
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Health and safety are paramount
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Operational review
Iron Ore
Coal
Petroleum
Copper
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Operational review
Iron Ore
Coal
Petroleum
Copper
BHP Billiton Plc Annual General Meeting 22 October 2015

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Operational review
Iron Ore
Coal
Petroleum
Copper
BHP Billiton Plc Annual General Meeting 22 October 2015

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Operational review
Iron Ore
Coal
Petroleum
Copper
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Operational review
Iron Ore
Coal
Petroleum
Copper
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Financial performance

US$4.1 billion (up)
sustainable productivity gains in FY2015[1]

US$10 billion (up)
annualised productivity gains since FY2012[1 2]

34 per cent (up)
increased production since FY2012[3]

30 per cent (down)
reduction in average unit costs from their peak in 2011[4]

US$11 billion (down)
FY2015 annual capital & exploration[5]

US$8.5 billion (down)
FY2016(e) annual capital & exploration[5]

1. Continuing operations
2. Represents annualised volume and cost productivity gains relative to FY2012
3. Using group copper equivalent units on continuing operations
4. Presented on a total operations basis. Unit costs are calculated using Group copper equivalent production based on FY13 average realised prices
5. BHP Billiton share (continuing operations), excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments

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Over the past decade we have…
Generated more than US$260 billion1 of operating cash flows
Created US$100 billion of value
Increased underlying EBITDA margin to 50 per cent2
Delivered 6.5 per cent annual volume growth3
1. Based on total operations
2. Continuing operations
3. Using group copper equivalent units on continuing operations
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BHP Billiton core portfolio*
WA Iron Ore
Australia
Samarco
Brazil
Queensland Coal
Australia
NSW Energy Coal
Australia
Cerrejón
Colombia
Olympic Dam
Australia
Escondida
Chile
Pampa Norte
Chile
Antamina
Peru
Onshore US
United States
Shenzi
United States
Angostura
Trinidad & Tobago
Pyrenees
Australia
Macedon
Australia
Atlantis
United States
Mad Dog
United States
Bass Strait
Australia
North West Shelf
Australia
Jansen project
Canada
* Note: Excludes Nickel West which remains with the portfolio as non core, and New Mexico Coal and several smaller petroleum assets which are under review.
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Ongoing productivity focus
Iron Ore
Reduce costs to US$15 per tonne
Increase volumes by 7 per cent
Coal
Reduce costs to US$61 per tonne
Petroleum
Improve recoveries Lower drilling costs
Copper
Reduce costs by 15 per cent
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Disciplined capital management
Capital and exploration expenditure (US$ billion)1
25 20 15 10 5 0
FY2013
FY2014
FY2015
FY2016e
FY2017e
1. BHP Billiton share, continuing operations
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Unlocking additional production
Permian - Petroleum
Ongoing resource development
Escondida - Copper
Los Colorados extension
Iron Ore
Productivity improvements
Olympic Dam - Copper
Higher grade output
Caval Ridge
- Coal
Expand production
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High value growth options
Mad Dog - Petroleum
Phase 2 expansion
Spence - Copper
Addition of concentrator for processing
Olympic Dam - Copper
Underground expansion
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Longer term opportunities
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Effective response to climate change
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Greenhouse gas reduction
Greenhouse gas emissions (MtCO2-e)
60 40 20 0
FY2006 emissions baseline
FY2011 FY2012 FY2013 FY2014 FY2015
South32 adjustment
Scope 2
Scope 1
Note: In order to provide year-on-year comparison, we have shown outcomes with South32 assets included for the full FY2015.
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Collaborating to achieve global reductions
SaskPower Carbon Capture Test Facility, Canada
Image supplied by SaskPower
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Commitment to biodiversity and conservation
Five Rivers, Tasmania
Valdivia, Chile
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Our broader contribution
Liang Karo, Kalimantan, Indonesia
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Delivering sector leading productivity
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Our people are our greatest resource
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BHP Billiton Plc
Annual General
Meeting 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 22, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary